

June 7, 2012

Via E-mail
Duane Nelson
Chief Executive Officer
Silvermex Resources Inc.
Suite 1210, 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3G1

> **Re: Silvermex Resources Inc.**
> **Registration Statement on Form 40-FR12G**
> **Filed April 2, 2012**
> **Response dated May 23, 2012**
> **File No. 000-50116**

Dear Mr. Nelson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Resources and Reserves – Exhibit 99.4, page 27

1. We note your response to comment 6 in which you removed your 2010 and 2011 production from your 2009 underground reserves updating your reserve to your fiscal year end 2011. We agree with the methodology used with your proposed disclosure, but request you separate your proven and probable reserves and list the average grades of this material along with the contained metals.

Duane Nelson
Silvermex Resources Inc.
June 7, 2012
Page 2

<u>Material Contracts– Exhibit 99.4, page 47</u>

2. We note your response to comment 8 in which you added additional disclosure to your annual information form regarding your smelter agreements. We re-issue comment 8: please provide supplementally your smelter agreement/schedule with Compania Minera Pena de Bernal, S.A. de C.V.

<u>Exhibit 99.5 Audited Annual Financial Statements for the years ended December 31, 2011 and 2010</u>

<u>Note 30. Transition to International Financial Reporting Standards, page 35</u>

3. We note in your response to comment 13 of our letter dated April 27, 2012 that you provide the composition of your significant adjustments by line item. In certain instances, in your response, you provide a cross reference to the footnote disclosure that describes the adjustment but do not quantify or provide granularity to where a reader can arrive at your adjusted totals. Please provide more detailed, quantified reconciliations for material IFRS adjustments, such as property plant and equipment, deferred income tax and share payment reserve line items, for each period presented. Your reconciliation should provide the nature and the amount of each transition adjustment that impacts these line items.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Herbert Ono, Esq.